Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated March 25, 2013

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due April 16, 2014

J.P.Morgan

The notes are designed for investors who seek a return of 1.5 times the appreciation of the MSCI EAFE® Index , up to a maximum return of 9.900% at maturity. Investors should be willing to forgo interest and dividend payments and, if the arithmetic average of the Index closing levels on 5 trading days near the end of the term of the notes is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal.

Trade Details/Characteristics

Reference Index: The MSCI EAFE® Index ("EAFE") (the "Index")

Upside Leverage Factor: 150%

Maximum Return: 9.900%

For example, if the Index Return is equal to or greater than 6.60%, you will receive the Maximum Return of 9.900% which entitles you to a maximum payment at maturity of $1,099.00 per $1,000 principal amount you hold.

Buffer Amount: 10%

Index Return: (Ending Index Level – Initial Index Level) / Initial Index Level

Initial Index Level: The Index closing level on the pricing date

Ending Index Level: The arithmetic average of the Index closing levels on each of the Ending Averaging Dates

Payment at Maturity: If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.5, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return x 1.5)], subject to the Maximum Return

If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment.

Pricing Date: March 28, 2013

Ending Averaging Dates: April 07, 2014, April 08, 2014, April 09, 2014, April 10, 2014, and April 11, 2014 (the Final Ending Averaging Date)

Hypothetical Return for the Notes



$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Note Payoff at Maturity
Index Return
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used herein is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

Each hypothetical total return or hypothetical payment at maturity set forth above and below assumes an Initial Index Level of 1700.00 and a Maximum Return of 9.900%.

Risk Considerations

- Your investment in the notes may result in a loss of some or all of your principal.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the level of the Index above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The averaging convention used to calculate the Ending Index Level could limit returns.
- Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
- No ownership or dividend rights in the Reference Index.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Many economic factors, such as actual or expected Index volatility, time to maturity, the dividend rate on the equity securities underlying the Index, interest rates generally and creditworthiness of JPMorgan Chase & Co. will impact the value of the notes prior to maturity.

Hypothetical Examples of Amounts Payable at Maturity

Ending Index Level	Index Return	Total Return on Notes
3,060.00	80.000%	9.900%
2,210.00	30.000%	9.900%
2,040.00	20.000%	9.900%
1,955.00	15.000%	9.900%
1,870.00	10.000%	9.900%
1,868.30	9.900%	9.900%
1,812.20	6.600%	9.900%
1,785.00	5.000%	7.500%
1,717.00	1.000%	1.500%
1,700.00	0.000%	0.000%
1,615.00	-5.000%	0.000%
1,530.00	-10.000%	0.000%
1,445.00	-15.000%	-5.556%
1,190.00	-30.000%	-22.222%
680.00	-40.000%	-33.333%
850.00	-50.000%	-44.444%
170.00	-90.000%	-88.889%
0.00	-100.000%	-100.000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: March 25,2013

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying termsheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.

Your investment will be exposed to loss on a leveraged basis if the Ending Index
Level is less than the Initial Index Level by more than 10%. If the Ending Index
Level is less than the Initial Index Level by more than 10%, you will lose some or all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN -- If the Ending
Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which is 9.900%

CREDIT RISK OF JPMORGAN CHASE and CO. --The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview -- Recent Developments," "Liquidity Risk
Management -- Credit Ratings," "Item 4. Controls and Procedures" and "Part II.
Other Information -- Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q
for the quarter ended June 30, 2012.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to "Risk Factors -- Risks Relating to the Notes
Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

THE AVERAGING CONVENTION USED TO CALCULATE THE ENDING INDEX LEVEL COULD LIMIT
RETURNS -- Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Index from the pricing date to the Final Ending Averaging Date. Your ability to participate in the appreciation of the Index may be limited by the 5-day-end-of-term averaging used to calculate the Ending Index Level, especially if there is a significant increase in the closing level of the Index on the Final Ending
Averaging Date. Accordingly, you may not receive the benefit of the full appreciation of the Index between the pricing date and the Final Ending
Averaging Date.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES
PRIOR TO MATURITY --While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

LACK OF LIQUIDITY -- The notes will not be listed on any securities exchange.
JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility in the closing price of the Index; time to maturity of the notes; the dividend rate of the equity securities underlying the Index; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; and
the creditworthiness of JPMorgan Chase and Co. including actual or anticipated downgrades in our credit ratings.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.